[redacted]

09058359

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49311

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Actinver Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer Rd, Suite 650
(No. and Street)

Houston (City) TX (State) 77065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Xavier Maza 281-565-7944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steve Edwards, CPA
(Name – *if individual, state last, first, middle name*)

1333 West Loop South, Suite 1400 (Address) Houston (City) TX (State) 77027 (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
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CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Actinver Securities, Inc, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACTINVER SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2008

CONTENTS

EEPB Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

February 2, 2009

Board of Directors
ACTINVER SECURITIES, INC.

We have audited the accompanying statement of financial condition of ACTINVER SECURITIES, INC. as of December 31, 2008, and the related statement of income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACTINVER SECURITIES, INC. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

EEPB, PC

Easley, Endres, Parkhill & Brackendorff, P.C. *Certified Public Accountants & Consultants*
1333 West Loop South, Suite 1400 | Houston, TX 77027 | Phone: 713.622.0016 | Fax: 713.622.5527 | www.eepb.com

ACTINVER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 50,241
Deferred tax asset	20,459
Receivable from clearing broker/dealer	1,699,693
Commissions receivable	218,000
Receivable from related party	389,618
Deposits held by clearing brokers, restricted	100,000
Federal income tax receivable	314,070
Other	47,742
TOTAL CURRENT ASSETS	2,839,823
Property and equipment, net	166,581
TOTAL ASSETS	$ 3,006,404

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Commissions payable	$ 11,626
Accounts payable and accrued liabilities	412,126
Accounts payable to related parties	232,339
Accrued state income taxes	14,861
TOTAL CURRENT LIABILITIES	670,952
STOCKHOLDERS' EQUITY	
Common stock, 100 shares authorized, issued, outstanding, $0.01 par value	1
Additional paid-in capital	567,799
Retained earnings	1,767,652
TOTAL STOCKHOLDERS' EQUITY	2,335,452
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,006,404

The accompanying notes are an integral part of these financial statements.

ACTINVER SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commission income	$ 3,963,487
Other income	101,195
TOTAL REVENUES	4,064,682
EXPENSES	
Employee compensation and benefits	998,296
Clearing, execution and commission fees	617,771
Revenue sharing fees paid to shareholder	394,000
Rent and equipment	45,100
Communications	51,358
Professional fees	240,134
Other expenses	397,881
TOTAL EXPENSES	2,744,540
INCOME FROM OPERATIONS	1,320,142
PROVISION FOR INCOME TAXES	336,568
NET INCOME	$ 983,574

The accompanying notes are an integral part of these financial statements.

ACTINVER SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2007	100	$ 1	$ 567,799	$ 784,078	$ 1,351,878
Net income	-	-	-	983,574	983,574
BALANCE AT DECEMBER 31, 2008	100	$ 1	$ 567,799	$ 1,767,652	$ 2,335,452

The accompanying notes are an integral part of these financial statements.

ACTINVER SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 983,574
Adjustments to net income, for noncash transactions	
Depreciation	18,947
Net increase or decrease in assets and liabilities	
Receivable from clearing broker/dealer	(203,073)
Receivable from related party	(389,618)
Accounts payable and accrued expenses	289,664
Commissions payable	11,626
Revenue sharing payable	67,765
Federal income tax receivable	(314,070)
Accrued income taxes	(338,529)
Other assets	(11,828)
NET CASH PROVIDED BY OPERATING ACTIVITIES	114,458
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(166,236)
NET CASH USED IN INVESTING ACTIVITIES	(166,236)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(51,778)
CASH AND CASH EQUIVALENTS, beginning of year	102,019
CASH AND CASH EQUIVALENTS, end of year	$ 50,241
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes	$ 522,500

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ACTINVER SECURITIES, INC. (Company) is a wholly-owned subsidiary of Actinver Holdings, Inc. (the "Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico.

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There was no net realized and unrealized foreign currency losses recorded in 2008. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits of $250,000 at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

Marketable Securities

Marketable securities held for trading purposes are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized gains on marketable securities are reflected in the accompanying statement of income in commission income.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Maintenance and repairs are charged to operations as incurred.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company is included in the consolidated Federal and combined state and local tax returns filed by the Parent. The Company records its federal and state tax liabilities in accordance with Financial Accounting Board Statement No. 109, "Accounting for Income Taxes". The Company uses the asset and liability method of

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax asset represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives and the timing of the deduction for certain expenses.

Risks and Uncertainties

Securities owned and securities sold, not yet purchased are recorded at fair value and have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of these securities could have a significant impact on the Company's results of operations for any particular year.

New Accounting Pronouncements

In September 2006, Statement of Financial Accounting Standard No. 157 *Fair Value Measurements* ("SFAS 157") was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company adopted SFAS No. 157, "Fair Value Measurements", effective January 1, 2008 for all financial assets and liabilities.

NOTE 2: TRANSACTIONS WITH CLEARING BROKER/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $1,175,303 and $5,000 respectively. The Company's net capital ratio was .57 to 1.

NOTE 4: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2008:

Telephone Equipment	$	25,047
Computer Equipment		47,416
Office Furniture		39,652
Office Equipment		1,497
Leasehold Improvements		107,520
Accumulated depreciation		(54,551)
	$	166,581

Depreciation expense for the year was $18,948.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company entered into a revenue sharing agreement (Agreement) with Actinver Casa de Bolsa, SA de CV ("Actinver Casa de Bolsa"), a related party, on January 1, 2005. The Agreement requires the Actinver Casa de Bolsa to receive 30% of commissions charged and received, net of reasonable expenses, to the referred clients accounts for the handling and execution of securities transactions by the Company. The total amount incurred under the Agreement for the year ended December 31, 2008 was $394,000, of which $232,339 is payable at December 31, 2008.

NOTE 5: RELATED PARTY TRANSACTIONS *(Continued)*

The Company advances loans to and receives loans from related entities from time to time. At December 31, 2008 the Company was owed $628,126 from related entities.

NOTE 6: INCOME TAXES

Income tax expense for the years ended December 31, 2008 is computed as follows:

Tax expense at 35%	$ 455,848
Plus tax effect of:	
Current and deferred true up	(125,108)
Nondeductible expenses	5,828
Total tax expense	$ 336,568

The provision for income taxes is as follows:

Federal	
Current tax expense	$ 333,420
Deferred tax benefit	(7,459)
	325,961
State	
Current tax expense	10,607
Tax expense	$ 336,568

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109, ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The FASB has deferred the effective

NOTE 6: INCOME TAXES *(Continued)*

date for nonpublic enterprises to fiscal years beginning after December 15, 2008 for those companies that elect to do so. Management has elected to defer the adoption of FIN 48. Management's policy for evaluating uncertain tax positions is to identify all uncertain tax positions and classify those positions as current taxes payable or current deferred taxes payable. Adoption of FIN 48 is not expected to have a material effect on these financial statements.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into operating leases for office space in Houston which expires on March 31, 2019 and in San Antonio which expires on October 31, 2013. Office rent expense for the year was $45,086. Future minimum lease payments due for the years ending December 31 are as follows:

2009	$	129,011
2010		132,771
2011		135,760
2012		139,604
2013		131,521
Thereafter		421,834
Total	$	1,090,501

Security transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual

NOTE 7: COMMITMENTS AND CONTINGENCIES *(Continued)*

obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded liabilities with regard to the right. During 2008, the Company did not pay the clearing brokers any amounts related to these guarantees. The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Legal Matters

From time to time, the Company may be a party to various legal proceedings in the ordinary course of business. Currently, the Company has a claim pending against it whereby a client alleges an unauthorized trade was executed. The company is liable for losses up to approximately $225,000. The Company will vigorously contest the claim and management believes it is remote that any liability will result.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 8: SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2008. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2008.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
ACTINVER SECURITIES, INC.
Houston, Texas

We have audited the accompanying financial statements of ACTINVER SECURITIES, INC. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 2, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EEPB, PC

ACTINVER SECURITIES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Net capital:	
Total stockholder's equity	$ 2,335,452
Reductions and charges:	
Nonallowable assets:	
Commissions receivable	218,000
Receivable from affiliate	389,618
Income tax receivable	314,070
Deferred tax asset	20,459
Other	47,742
Property and equipment, net	166,581
Total nonallowable assets and charges, net	1,156,470
Net capital before haircuts on security positions	1,178,982
Haircuts on security positions	3,678
Net capital	$ 1,175,304
Aggregate indebtedness	
Accounts payable and accrued expenses	412,126
Commissions payable	11,626
Service fee payable to shareholder	232,339
Accrued income taxes payable	14,861
Total aggregate indebtedness	$ 670,952
Ratio of aggregate indebtedness to net capital	.57 to 1
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 44,730
Excess net capital	$ 1,130,574

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Actinver Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2008.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Actinver Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2008 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2008.

EEPB Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

February 2, 2009

Board of Directors
ACTINVER SECURITIES, INC.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of ACTINVER SECURITIES, INC. ("Actinver") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of International's internal control. Accordingly, we do not express an opinion on the effectiveness of Actinver's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Actinver including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Actinver does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Actinver in any of the following:

1. Making the quarterly securities examinations, accounts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of Actinver is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

which Actinver has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Monex's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, PC

END